U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM 12b-25

	NOTIFICATION OF LATE FILING

	SEC File No.  2-87738
	CUSIP Number  525169


[X] FORM 10-K [  ] FORM 20-F [  ]  FORM 11-K [  ]  Form 10-Q [  ] FORM N-SAR

For the Period Ended: March 31, 1996

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.


PART I  -  Registrant Information


Full Name of Registrant

			T.H. Lehman & Co., Incorporated

Address of Principal Executive Office

			4900 Woodway, Suite 650

City, State, and Zip Code

			Houston, Texas  77056


PART II  -  Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed
     on or before the fifth calendar day following the	prescribed due date;
     and
	(c)	the accountant's statement or other exhibit required by rule 12b-25(c)
     has been attached if	applicable.



PART III  -  Narrative


State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

	                 Certain required information is not available.





PART IV  -  Other Information


	(1)	Name and telephone number of person to contact in regard to this notification:
			       Shannon C. Gries			        or      Michael D. DiGiovanna
			       Secretary/Treasurer			             Registrant's Special Counsel
			       T.H. Lehman & Co., Inc.            Parker, Duryee, Rosoff & Haft
       			4900 Woodway, Suite 650		         	529 Fifth Avenue
       			Houston, Texas  77056			           New York, New York  10017
       			(713) 621-8404				                 (212) 599-0500

	(2)	Have all the periodic reports required under section 15 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

						[X]  Yes	[  ] No

	(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof.

						[  ] Yes	[X] No


		If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


		T.H. LEHMAN & CO., INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



    Date:	June 28, 1996					             By:      	Shannon C. Gries
								                                           Secretary/Treasurer